Farmacia Corporation

204/2 Alba Yulie Street, Suite 68

Kishineu, MD 2001 Moldova

United States Securities and Exchange Commission

100 F Street, NE

Washington, D. C. 20549

Attention : Jeffrey Riedler, Assistant Director

Please send your  comments to farmaciacorp@yahoo.com or

Fax to (702)9385878

Re:  File NO. 333-163815

Dear Mr. Riedler:

Please find below our answers to the SEC comments sent to us on November 18, 2010:

1. Please see a black lined version.

2. Please see updated prospectus.

3. The trust agreement is filed with this amendment.

4. Stock Market is not available in Moldova and our future investors are looking for future liquidity. OTC BB is our best choice for quotation.

5. Please see changes on the cover page of our prospectus.

6. Please see changes on the cover page of our prospectus. Ms. Cudina would not be able to delay the refund of the money if we do not sell the minimum.

7. Please see changes on the page # 5 of our prospectus.

8. Please see changes in our prospectus.

9. Please see changes on the page # 8 of our prospectus.

10. Please see changes on the page # 7 of our prospectus.

11. Please see changes on the page # 7 of our prospectus.

12. Please see changes on the page # 8 of our prospectus.

13. Please see changes on the page # 8 and 9 of our prospectus.

14. Please see changes on the page # 9 of our prospectus.

15. Ms. Cudina will be devoting approximately 20 hours per week of her time to our operations or more if needed. Our pharmacy will be open from 8 am to 10 pm.  Please see changes on the page # 9 of our prospectus.

16. Please see changes on the page # 10 of our prospectus.

17. Trust account is protecting our investors only during the subscription period. Jurisdictions will not make any difference because investors money will not belong to the company during the subscription period. Ms Cudina did not waive any claims.

18. Liabilities to related parties include $ 2,500 for donated rent and $ 2,500 for donated services which will not be paid from offering proceeds.

19. Filing fees are fees for Edgar filings.

20. Different companies charge different amounts for their services. If we spend $ 1,000 for website development it would be better company with more experience, better resume and better support.

21. Please see changes on the page # 16 of our prospectus.

22. If we get any investors from USA we will also accept them if they qualify, but all our contacts are in Eastern Europe and we expect the majority of our investors to be from that region.

23. No, they are not residents of the United States.

24. Please see changes on the page # 16 of our prospectus.

25. Investor’s checks will be held in the attorneys’ trust account until we raise the minimum. The company has the only one bank account at Wells Fargo Bank and does not plan to open any other accounts during the subscription period.

26. Please see changes to the subscription agreement.

27. Please see changes on the cover page of our prospectus.

28. Please see changes on the page # 19 of our prospectus.

29. Please see changes in the Plan of Operation section of our prospectus.

30. Our plan is to open a successful pharmacy.  We will run our pharmacies as long as it would make business sense and we have funds available.

31. Please see changes on the page # 20 of our prospectus.

32. Please see changes on the page # 21 of our prospectus.

33. We do not intend to conduct our business through US banks only. When we start our business in Moldova we will open a bank account in a local bank.

34. Please see changes on the page # 10 of our prospectus.

35. Please read the last paragraph in the Target Market section about the competition. There are no other businesses except pharmacies that provide similar goods and services in Moldova.  Please see changes on the page # 22 of our prospectus.

36. Pharmacies are opened all the time and most of them are successful if they have finances to operate their business. Some areas in Kishineu  do not have pharmacies. We will target those areas.

37. In the first year of our operation we do not plan to do accreditation.

38. Please see changes on the page # 23 of our prospectus.

39. We are monitoring some locations in Kishineu now and to determine one without financing is impossible.

40. Please see changes on the page # 37 of our prospectus. There is no written agreement.

41. Please see changes in NOTE 1 - BASIS OF PRESENTATION of our prospectus.

42. Letter of consent is filed with this amendment.

Please send your  comments to farmaciacorp@yahoo.com or fax to (702)9385878

Yours truly,

Irina Cudina